UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      The Securities Exchange Act of 1934


                                December 22, 2005

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                                   CRUCELL NV
             (Exact name of registrant as specified in its charter)


        P.O. BOX 2048 ARCHIMEDESWEG 4 2333 CN LEIDEN THE NETHERLANDS
                    (Address of principal executive offices)

                                    000-30962
                            (Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                       Form 20-F [X]     Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes [ ]     No [X]

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CRUCELL AND WRAIR SIGN CRADA TO EVALUATE PER.C6(R)
TECHNOLOGY FOR DEVELOPMENT OF FLAVIVIRUS VACCINES

LEIDEN, THE NETHERLANDS, DECEMBER 22, 2005 - Dutch biotechnology company Crucell N.V. (Euronext, NASDAQ: CRXL) announced today that it has signed a Cooperative Research and Development Agreement (CRADA) with the Walter Reed Army Institute of Research (WRAIR) to evaluate Crucell's PER.C6(R) technology for the development of vaccines against the flaviviruses dengue fever and Japanese encephalitis (JE).

WRAIR is engaged in the development of a second-generation JE vaccine, to replace the current mouse-brain-derived inactivated vaccine, and a first-generation inactivated vaccine for dengue. Inactivated vaccines have been successful in preventing flaviviruses such as JE and tick-borne encephalitis, but the approach has not been fully explored for dengue, largely because of the difficulty in growing the virus to sufficiently high titers. Crucell's PER.C6(R) cell line has demonstrated susceptibility to dengue and JE and its ability to achieve the necessary growth of each virus will be explored under the CRADA.

Crucell's extensive experience with the use of rare adenovirus serotypes as vaccine vectors will also be applied in an effort to raise the desired immune response. Crucell and WRAIR have previously collaborated in the development of a malaria vaccine based on Crucell's adenovirus vector technology, AdVac(R), and produced on PER.C6(R). The vaccine is set to enter clinical trials in 2006.

"Our experience and knowledge of our core technologies is continuing to grow as we forge ahead with our own vaccine development programs," said Crucell's Chief Scientific Officer, Dr Jaap Goudsmit. "We are looking forward to applying the benefits of this experience to the development of vaccines targeting the expanding global threat of dengue and JE."

Flaviviruses are a mosquito or tick borne family of viruses of which West Nile virus is also a member. Crucell is currently developing a vaccine against West Nile virus based on its PER.C6(R) technology. As with West Nile, which has moved steadily throughout the US since its emergence in New York in 1999, the endemic areas of dengue and JE are also expanding at an alarming rate. Dengue is the most important mosquito-borne viral disease affecting humans today; its global distribution is comparable to that of malaria, and an estimated 2.5 billion people live in areas at risk for epidemic transmission. More than 45,000 cases of JE are reported annually, with its geographic distribution recently expanding into the Pacific region.

ABOUT CRUCELL

Crucell N.V. is a biotechnology company focused on developing vaccines and antibodies that prevent and treat infectious diseases, including Ebola, influenza, malaria, West Nile virus and rabies. The company's development programs include collaborations with: sanofi pasteur for influenza vaccines; the U.S. National Institutes of Health for Ebola and malaria vaccines; and GlaxoSmithKline (GSK), Walter Reed Army Institute of Research and New York University for a malaria vaccine. Crucell's products are based on its PER.C6(R) production technology. The company also licenses its PER.C6(R) technology to the biopharmaceutical industry. Licensees and partners include DSM Biologics, GSK, Centocor/J&J and Merck & Co., Inc. Crucell is headquartered in Leiden, The Netherlands, and is listed on the Euronext and NASDAQ stock exchanges (ticker symbol CRXL). For more information, please visit www.crucell.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve inherent risks and uncertainties. We have identified certain important factors that may cause actual results to differ materially from those contained in such forward-looking statements. For information relating to these factors please refer to our Form 20-F, as filed with the U.S. Securities and Exchange Commission on April 14, 2005, and the section entitled "Risk Factors". The company prepares its financial statements under generally accepted accounting principles in the United States (US GAAP).


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For further information please contact:

Crucell N.V.
Harry Suykerbuyk

Director Investor Relations and Corporate Communications
Tel. +31-(0)71-524 8718
h.suykerbuyk@crucell.com

For Crucell in the US:
Redington, Inc.
Thomas Redington
Tel. +1 212-926-1733
tredington@redingtoninc.com


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                                   SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

                                                      CRUCELL NV
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                                                     (Registrant)

   December 22, 2005                              /s/ LEON KRUIMER
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        (Date)                                      Leon Kruimer
                                              Chief Financial Officer